Exhibit 12.4

PECO Energy Company
Computation of Earnings to Fixed Charges
For the Six Months Ended June 30, 2016	Six Months Ended
30-Jun
2016
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements
Income from continuing operations before income taxes and minority interest	291
Plus (income) loss from equity investees	—
Less capitalized interest A	(4)
Less preference security dividend requirements E	—
Less minority interest in pre-tax income of subs that have not incurred fixed charges	—

287

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	65
Interest component of rental expense	1
Distributions on mandatorily redeemable preferred securities	—
Preferred stock dividend requirements	—

66

Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	353

Ratio of earnings to fixed charges	5.3